JH Growth Trends Fund

Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 29,005,568 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         28,112,871      892,697
Richard P. Chapman, Jr. 28,106,008      899,560
William H. Cunningham   28,116,711      888,857
Ronald R. Dion          28,117,513      888,055
Charles L. Ladner       28,084,683      920,885
Dr. John A. Moore       28,111,292      894,276
Patti McGill Peterson   28,073,112      932,456
Steven Pruchansky       28,092,842      912,726
James A. Shepherdson    28,118,087      887,481